

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2022

Dr. Todd Harris, Ph.D.
Chief Executive Officer
Tyra Biosciences, Inc.
2656 State Street
Carlsbad, California 92008

   **Re: Tyra Biosciences, Inc.**
     **Registration Statement on Form S-3**
     **Filed October 3, 2022**
     **File No. 333-267712**

Dear Dr. Todd Harris:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Daniel Crawford at 202-551-7767 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc:  Cheston Larson, Esq.